

December 20, 2022

William Sanchez
President and Chief Executive Officer
Telco Cuba, Inc.
454 South Yonge Street
Suite 7C
Ormond Beach, Florida 32174

> **Re: Telco Cuba, Inc.**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed November 25, 2022**
> **File No. 024-11611**

Dear William Sanchez:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 1, 2022 letter.

Form 1-A/A filed November 25, 2022

Description of Business and Plan of Operation, page 19

1. We note that you have included estimated amounts for revenue and operating profits for fiscal year ended November 30, 2022. Please revise to include actual amounts or include all disclosures required pursuant to Article 11 of Regulation S-X for forecasts and projections.

Dilution, page 23

2. Please revise the dollar amount and per share amounts to clarify that you had a net tangible (deficit) rather than book value, where applicable.

Executive Compensation, page 31

3. Please disclose executive compensation for the company's last completed fiscal year ended November 30, 2022.

Condensed Consolidated Statements of Operations, page F-3

4. We note that you recognized "Total Other Income" of $1,347,040 in 2022. Please expand the notes to the financial statements to describe the nature of the Other Income and the reason for the amount and timing of the income recognized.

5. We note that you included Operating expenses and Payroll, Salaries in Operating Expenses and it does not appear that any of these expenses have been allocated to Cost of Sales. Please revise to allocate expenses to Cost of sales and include an accounting policy to describe the methodology used to allocate such expenses.

Financial Statements - Nine Months Ended August 31, 2022, 2021 and 2020
Note 12. Acquisition of Advanced Satellite Systems, page F-13

6. Refer to the Unaudited Pro Forma Financial Information on page F-14. We note that the pro forma revenues for fiscal 2019 of $388,586 equals the historical revenue for fiscal 2019 on page F-20. Please revise to correct the pro forma information or the Fiscal 2019 financial statements for all line items, as appropriate. Please revise the disclosure on page F-31 accordingly. Please also ensure that the disclosure of revenue and earnings of Advanced Satellite Systems, Inc. on page F-32 is consistent with the pro forma disclosures.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brett Alan Verona